February 28, 2008

SENT VIA EDGAR

Mr. John Cash
Accounting Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549

Re: The Female Health Company Form 10-KSB for the year ended September 30, 2007
       File No. 1-13602

Dear Mr. Cash:

The following are the responses of The Female Health Company (the "Company") to the comments in the letter of the staff of the Securities and Exchange Commission dated February 20, 2008 relating to the Company's Form 10-KSB for the year ended September 30, 2007.  For reference purposes, the text of the staff's comment letter has been reproduced below with responses below for each numbered paragraph.

Form 10-KSB for the Year Ended September 30, 2007

Item 6. MD&A – Liquidity and Sources of Capital, page 20

Comment 1:

We have reviewed your response to our prior comment three.  The enhanced disclosure you have included in your Form 10-Q for the period ended December 31, 2007 is not sufficiently detailed enough to enable a reader to understand the nature of an changes in your accounts receivable balance.  Please revise future filings to include more specific and comprehensive disclosures.

Response to Comment No. 1:

The Company will expand the disclosure of its accounts receivable balance in MD&A in future filings.  Below is a proposed form of such disclosure.

The Company's quarter-end accounts receivable balance is impacted by various factors besides rising sales levels.  A primary factor is the Company's pattern of production and sales, which causes accounts receivable to spike near quarter end.  The Company's U.K subsidiary produces product early in the quarter to be sold by its U.S. parent, thus ensuring that most sales to third parties occur in the second half of the quarter.  The timing of large orders can have a significant impact on the quarter-end balance.  The Company's standard credit terms vary from 30 to 90days, depending on the class of trade and customary terms within a territory, so accounts receivable is affected by the mix of purchasers within the quarter.  As is typical in the Company's business, the Company may offer extended credit terms as a sales promotion.  For the past twelve months, the Company's average days sales outstanding has been approximately 60 days.

Note 1. Nature of Business and Significant Accounting Policies, page F-7
Deferred Grant Income, page F-9

Comment No. 2:

We have reviewed your response to our prior comment four.  Please revise future filings to disclose the full impact that the government grants have had on your financial statements in a given period, including proceeds that are credited to income for expenses and proceeds that are released to income in connection with depreciation expense.

Response to Comment No. 2:

In future filings, the Company will disclose the full impact of government grants on the Company's financial statements in all applicable periods, including the amount of grant proceeds credited to income and the amount of grant proceeds released to income in connection with depreciation of the relevant assets.

Please contact me at (312) 595-9742 if you have any questions on any of the responses to your comments.

Best regards,
The Female Health Company

/s/ Donna Felch

Donna Felch
Vice President and Chief Financial Officer